# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WEALTHFRONT CORP, CIK 0001524566
CUSIP: 947002101
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 261 HAMILTON AVE, PALO ALTO, California (CA), 94301
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001912628

## Reporting persons
- Ribbit Capital II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,368,892; shared voting power 0; sole dispositive power 4,368,892; shared dispositive power 0; aggregate amount beneficially owned 4,368,892 (3% of the class)
- Ribbit Capital GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,368,892; shared voting power 0; sole dispositive power 4,368,892; shared dispositive power 0; aggregate amount beneficially owned 4,368,892 (3% of the class)
- Ribbit Capital GP II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,368,892; shared voting power 0; sole dispositive power 4,368,892; shared dispositive power 0; aggregate amount beneficially owned 4,368,892 (3% of the class)
- RTZ Ribbit Opportunity, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,479,267; shared voting power 0; sole dispositive power 5,479,267; shared dispositive power 0; aggregate amount beneficially owned 5,479,267 (3.7% of the class)
- RTZ Ribbit Opportunity GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,479,267; shared voting power 0; sole dispositive power 5,479,267; shared dispositive power 0; aggregate amount beneficially owned 5,479,267 (3.7% of the class)
- Meyer Malka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 9,848,159; shared voting power 0; sole dispositive power 9,848,159; shared dispositive power 0; aggregate amount beneficially owned 9,848,159 (6.7% of the class)

## Item 1. Issuer
Name of issuer: WEALTHFRONT CORP
Address of issuer's principal executive offices: 261 HAMILTON AVE, PALO ALTO, CA 94301

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Ribbit Capital II, L.P., a Cayman Islands exempted limited partnership ("Fund II"), Ribbit Capital GP II, L.P., a Cayman Islands exempted limited partnership ("GP II"), Ribbit Capital GP II, Ltd., a Cayman Islands limited company ("UGP II"), RTZ Ribbit Opportunity, L.P., a Delaware limited partnership ("RTZ"), RTZ Ribbit Opportunity GP, LLC, a Delaware limited liability company ("RTZ GP") and Meyer Malka ("Malka"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

c/o Ribbit Capital Management
364 University Avenue
Palo Alto, California 94301
Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Fund II directly owns 4,368,892 shares of Common Stock, for itself and as nominee for Ribbit Found Fund II, L.P. ("FF II"), representing approximately 3.0% of the outstanding Common Stock. GP II, as the general partner of Fund II and FF II, and UGP II, as the general partner of GP II, may each be deemed to have sole power to vote and dispose of these shares.

RTZ directly owns 5,479,267 shares of Common Stock, representing approximately 3.7% of the outstanding Common Stock. RTZ GP, as the general partner of RTZ, may be deemed to have sole power to vote and dispose of these shares.

Meyer Malka, as the sole director of UGP II and managing member of RTZ GP, may be deemed to have sole power to vote and dispose the 9,848,159 shares of Common Stock directly owned by Fund II and RTZ, representing approximately 6.7% of the outstanding Common Stock.
Percent of class: See Item 4(a). The percent of class is based upon 146,268,749 shares of Common Stock outstanding following the closing of the Issuer's initial public offering, as disclosed in the Issuer's Form 424(b)(4) prospectus filed with the SEC on December 12, 2025.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: FF II has ownership interests in the shares held directly by Fund II, but does not own shares of Common Stock directly and does not have voting or dispositive power over the shares of Common Stock held directly by Fund II. Under certain circumstances, set forth in the limited partnership agreement of Fund II and the memorandum and articles of association of UGP II, the general and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a general partner, limited partner, member or director.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ribbit Capital II, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner of General Partner (02/17/2026)
- Ribbit Capital GP II, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner (02/17/2026)
- Ribbit Capital GP II, Ltd.: /s/ Meyer Malka, Meyer Malka, Director (02/17/2026)
- RTZ Ribbit Opportunity, L.P.: /s/ Meyer Malka, Meyer Malka, Managing Member of General Partner (02/17/2026)
- RTZ Ribbit Opportunity GP, LLC: /s/ Meyer Malka, Meyer Malka, Managing Member (02/17/2026)
- Meyer Malka: /s/ Meyer Malka, Meyer Malka (02/17/2026)